Exhibit 99.3

Independent Auditor’s Report on Consolidated Financial Results of Dr. Reddy’s Laboratories Limited Pursuant to the Clause 41 of the Listing Agreement

To

The Board of Directors of Dr. Reddy’s Laboratories Limited

We have audited the annual Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (“the Company”), its subsidiaries and joint ventures (collectively referred to as the “Group”) for the year ended 31 March 2015, attached herewith, being submitted by the Company pursuant to the requirement of clause 41 of the Listing Agreement except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been audited by us. Attention is drawn to the fact that the figures for the quarter ended 31 March 2015 and the corresponding quarter ended in the previous year as reported in these financial results are the balancing figures between audited figures in respect of the full financial year and the published year to date figures up to the end of the third quarter of the relevant financial year. Also the figures up to the end of the third quarter of the respective financial year had only been reviewed and not subjected to audit.

These consolidated financial results have been prepared on the basis of the annual consolidated financial statements and reviewed quarterly financial results upto the end of the third quarter, which are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of the annual consolidated financial statements which have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS) and in compliance with Clause 41 of the Listing Agreement.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as consolidated financial results. An audit also includes assessing the accounting principles used and significant estimates made by Management. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of a subsidiary included in the consolidated financial results, whose financial results reflect total assets of INR 62,006 lakhs as at 31 March 2015 as well as total revenue of INR 21,397 lakhs and INR 141,204 lakhs for the quarter and year ended 31 March 2015 respectively. The financial statements of subsidiary have been audited by another auditor whose report has been furnished to us, and our opinion on the consolidated financial results, to the extent they have been derived from such financial statements is based solely on the report of such other auditor.

Independent Auditor’s Report on Consolidated Financial Results of Dr. Reddy’s Laboratories Limited Pursuant to the Clause 41 of the Listing Agreement (continued)

In our opinion and to the best of our information and according to the explanations given to us these consolidated financial results:

i.	include the financial results for the year ended 31 March 2015 of the following entities:

1.	Aurigene Discovery Technologies (Malaysia) SDN BHD

2.	Aurigene Discovery Technologies Inc.

3.	Aurigene Discovery Technologies Limited

4.	Reddy Specialities GmbH

5.	beta Institut gemeinnützige GmbH

6.	betapharm Arzneimittel GmbH

7.	Cheminor Investments Limited

8.	Chirotech Technology Limited

9.	Dr. Reddy’s Farmaceutica Do Brasil Ltda

10.	Dr. Reddy’s Laboratories (Proprietary) Limited

11.	Dr. Reddy’s Laboratories Inc.

12.	Dr. Reddy’s SRL

13.	Dr. Reddy’s Bio-Sciences Limited

14.	Dr. Reddy’s New Zealand Ltd.

15.	Dr. Reddy’s Laboratories (Australia) Pty. Limited

16.	Dr. Reddy’s Laboratories (EU) Limited

17.	Dr. Reddy’s Laboratories (UK) Limited

18.	Dr. Reddy’s Laboratories Louisiana LLC

19.	Dr. Reddy’s Laboratories SA

20.	Dr. Reddy’s Laboratories International SA

21.	Dr. Reddy’s Laboratories Tennessee, LLC

22.	Dr. Reddy’s Laboratories Romania SRL

23.	Dr. Reddy’s Pharma SEZ Limited

24.	Dr. Reddy’s Venezuela, C.A.

25.	DRL Impex Limited

26.	Eurobridge Consulting BV

27.	Industrias Quimicas Falcon de Mexico, S.A. de CV

28.	Idea2Enterprises (India) Pvt. Limited

29.	I-Ven Pharma Capital Limited (till 20 November 2014)

30.	Lacock Holdings Limited

31.	OOO Dr. Reddy’s Laboratories Limited

32.	OOO DRS LLC

33.	Promius Pharma LLC

34.	Reddy Antilles N.V

35.	Reddy Cheminor S.A.

36.	Reddy Holding GmbH

37.	Reddy Netherlands B.V.

38.	Reddy Pharma Iberia SA

39.	Reddy Pharma Italia S.p.A

40.	Dr. Reddy’s Laboratories New York, Inc.

41.	Limited Liability Company Dr. Reddy’s Laboratories, Ukraine

42.	DRANU LLC

Independent Auditor’s Report on Consolidated Financial Results of Dr. Reddy’s Laboratories Limited Pursuant to the Clause 41 of the Listing Agreement (continued)

43.	OctoPlus B.V.

44.	OctoPlus Development B.V.

45.	OctoPlus Technologies B.V.

46.	OctoShare B.V.

47.	OctoPlus Sciences B.V.

48.	OctoPlus PolyActive Sciences B.V.

49.	Chienna BV

50.	Dr. Reddy’s Laboratories Canada Inc.

51.	Dr. Reddy’s Singapore PTE. LTD

52.	Dr. Reddy’s Laboratories SAS (incorporated on 4 November 2014)

53.	Kunshan Rotam Reddy Pharmaceutical Co. Limited (accounted in accordance with IFRS 11 ‘Joint Arrangements’)

54.	DRSS Solar Power Private Limited (accounted in accordance with IFRS 11 ‘Joint Arrangements’)

ii.	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

iii.	give a true and fair view of the net profit and other financial information of the Company for the financial year ended 31 March 2015.

Further, we also report that we have, on the basis of the books of accounts and other records and information and explanation given to us by the Management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

 for B S R & Co. LLP

Chartered Accountants

Firm Registration Number: 101248W/W-100022

Supreet Sachdev

Partner

Membership No: 205385

Place: Hyderabad

Date: 12 May 2015

Audited consolidated financial results of Dr. Reddy’s Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2015 prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees lakhs, except share data

		Quarter ended			Year ended
		31.03.2015	31.12.2014	31.03.2014	31.03.2015	31.03.2014
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Net Income from Sales and Services	387,044	384,310	348,090	1,481,889	1,321,703
2	Cost of Sales and Services

	a) (Increase) / decrease in stock-in-trade and work-in-progress	26,446	(12,698)	(7,779)	(5,564)	(33,094)
	b) Consumption of raw materials	57,830	80,638	74,606	280,969	273,402
	c) Purchase of traded goods	24,680	28,226	16,390	92,652	76,797
	d) Other expenditure	65,880	64,622	65,650	259,803	246,583
3	Gross Profit (1 - 2)	212,208	223,522	199,223	854,029	758,015
4	Selling, General and Administrative expenses	100,822	111,504	103,073	425,848	387,830
5	Research and Development expenses	51,443	43,161	39,848	174,488	124,023
6	Other (income) / expense, net	(1,253)	(3,410)	(2,263)	(9,167)	(14,159)
7	Operating profit (3) - (4 + 5 + 6)	61,196	72,267	58,565	262,860	260,321
8	Finance (expense) / income, net	(2,331)	10,129	1,634	16,818	3,995
9	Share of profit of equity accounted affiliate, net of income taxes	437	466	484	1,948	1,741
10	Profit before tax (7+8+9)	59,302	82,862	60,683	281,626	266,057
11	Tax expense	7,418	25,409	12,523	59,840	50,937
12	Net Profit after tax (10-11)	51,884	57,453	48,160	221,786	215,120
13	Extra-ordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit for the period / year (12 - 13)	51,884	57,453	48,160	221,786	215,120
15	Net profit attributable to:
	- Equity holders of the Company	51,884	57,453	48,160	221,786	215,145
	- Non-controlling interest	—	—	—	—	(25)
16	Paid-up equity share capital (Face value of Rs. 5/- each)	8,519	8,518	8,505	8,519	8,505
17	Securities premium, retained earnings, share based payment reserve and other components of equity				1,104,499	899,541
18	Earnings per share before and after extra-ordinary items (in Rupees) per Rs. 5/- share
	- Basic	30.45	33.72	28.31	130.22	126.52
	- Diluted	30.35	33.61	28.22	129.75	126.04
		(Not annualised)	(Not annualised)	(Not annualised)
19	Public shareholding *
	- Number of shares	98,189,505	97,291,936	96,048,821	98,189,505	96,048,821
	- Percentage of shareholding	57.63	57.11	56.47	57.63	56.47

20	Promoters and promoter group shareholding
	a) Pledged / Encumbered
	- Number of shares	—	—	—	—	—
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	- Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—	—
	b) Non-encumbered
	- Number of shares	43,417,812	43,417,812	43,417,812	43,417,812	43,417,812
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00
	- Percentage of shares (as a % of the total share capital of the Company)	25.48	25.49	25.52	25.48	25.52
21	Details of items exceeding 10% of total expenditure
	- Employee cost	72,935	71,977	68,152	289,668	249,364

*	Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters, Promoter Group and American Depository Receipt holders)

Segment reporting (Consolidated)

All amounts in Indian Rupees lakhs

		Quarter ended			Year ended
		31.03.2015	31.12.2014	31.03.2014	31.03.2015	31.03.2014
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	87,190	79,946	83,175	323,607	295,750
	b) Global Generics	309,934	316,922	273,175	1,205,562	1,051,636
	c) Proprietary Products	230	3,862	5,561	10,129	17,783
	d) Others	2,735	2,402	2,945	11,634	12,545
	Total	400,089	403,132	364,856	1,550,932	1,377,714
	Less: Inter-segment revenue	13,045	18,822	16,766	69,043	56,011
	Net Revenue from operations	387,044	384,310	348,090	1,481,889	1,321,703
2	Segment results:
	Gross Profit from each segment
	a) Pharmaceutical Services and Active Ingredients	17,123	10,503	13,616	57,087	48,476
	b) Global Generics	194,630	208,814	180,552	785,526	691,490
	c) Proprietary Products	(193)	3,220	4,875	8,123	16,062
	d) Others	648	985	180	3,293	1,987
	Total	212,208	223,522	199,223	854,029	758,015
	Less: Other un-allocable expenditure, net of other income	152,906	140,660	138,540	572,403	491,958
	Total profit before tax	59,302	82,862	60,683	281,626	266,057

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at Cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1.	Investor Complaints

Pending at the beginning of the quarter	NIL
Received during the quarter	5
Disposed off during the quarter	5
Remaining unresolved at the end of the quarter	NIL

2.	On 1 April 2015, the Company entered into a definitive agreement to acquire a select portfolio of the established products business of UCB in the territories of India, Nepal, Sri Lanka and Maldives for a total consideration of Rs. 80,000 lakhs. The acquired business is being sold on a slump sale basis. The acquisition is expected to be closed in the first quarter of the financial year 2015-16.

3.	In February 2015, the government of Venezuela introduced a new Marginal Currency System (SIMADI). Following the guidance available in IAS 21, the Company, has determined that it is appropriate to use the SIMADI rate (VEF 193 per USD) to translate monetary assets and liabilities, other than those which qualify for the CENCOEX rate of VEF 6.3 per USD. Accordingly, foreign exchange loss on translation of such net monetary assets of VEB 88 million, as on 31 March 2015, amounting to Rs. 8,433 lakhs is recorded in the financial statements.

4.	On 18 January 2015, Aurigene Discovery Technologies Limited (“Aurigene”), a wholly owned subsidiary of the Company, entered into a Collaboration, License and Option Agreement with Curis, Inc. (“Curis”) to discover, develop and commercialize small molecule antagonists for immuno-oncology and precision oncology targets. As a partial consideration for the collaboration, Curis issued approximately 17.1 million shares of its common stock to Aurigene. The fair value of these equity shares on the date of agreement was Rs. 14,517 lakhs (USD 23.5 Million). The upfront consideration received in the form of equity shares is recognized as revenue over the period in which Aurigene has continuing performance obligations.

5.	Selling, General and Administrative expenses include impairment of certain product related and customer related intangibles amounting to Rs. 2,598 lakhs and Rs. 2,492 lakhs recorded during the quarter ended 31 December 2014 in the Company’s Global Generics and Pharmaceutical Services and Active Ingredients segments, respectively. During the year ended 31 March 2014, the Company recorded reversal of impairment of certain product related intangibles amounting to Rs. 4,974 lakhs in the Company’s Global Generics Segment.

6.	On 17 December 2014, the Company completed the acquisition of Habitrol® franchise (an over-the-counter nicotine replacement therapy transdermal patch) from Novartis Consumer Health Inc. and began marketing the product in the U.S. market. The total consideration paid was Rs. 50,968 lakhs (U.S.$ 80 million).

7.	The audited results have been reviewed by the Audit Committee of the Board on 11 May 2015 and approved by the Board of Directors of the Company at their meeting held on 12 May 2015. The above financial results have been prepared from the consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

8.	The Securities and Exchange Board of India (SEBI) issued a circular dated 5 April 2010 permitting listed entities having subsidiaries to voluntarily submit the Consolidated Financial Statements as per IFRS. Consequent to this, the Company has voluntarily prepared and published audited Consolidated Financial Statements as per IFRS.

9.	The Board of Directors, at their meeting held on 12 May 2015, have recommended a final dividend of Rs. 20 per share subject to approval of shareholders.

10.	The figures of the last quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures up to the third quarter of the relevant financial year. The figures up to the end of third quarter were only reviewed and not subject to audit.

11.	Statement of Assets and Liabilities (Consolidated)

All amounts in Indian Rupees lakhs

	As at	As at
	31.03.2015	31.03.2014
Particulars	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	53,943	84,510
Other investments	342,592	250,828
Trade and other receivables	407,547	330,365
Inventories	255,290	239,923
Derivative financial instruments	8,004	5,535
Current tax assets	18,188	12,978
Other current assets	112,813	113,330
Total current assets	1,198,377	1,037,469
Non-current assets
Property, plant and equipment	480,901	444,235
Goodwill	33,801	34,284
Other intangible assets	130,498	112,687
Investment in equity accounted investees	10,333	8,062
Other investments - non-current	28,173	1
Deferred tax assets	57,919	60,536
Other non-current assets	7,618	4,954
Total non-current assets	749,243	664,759
Total assets	1,947,620	1,702,228
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	106,601	105,028
Derivative financial instruments	4,622	3,055
Current tax liabilities	25,064	11,925
Short-term borrowings	218,571	206,065
Long-term borrowings, current portion	69,615	33,954
Provisions	42,310	28,192
Other current liabilities	173,168	152,412
Total current liabilities	639,951	540,631
Non-current liabilities
Long-term loans and borrowings, excluding current portion	143,069	207,396
Provisions - non-current	534	921
Deferred tax liabilities	17,790	27,437
Other non-current liabilities	33,258	17,842
Total non-current liabilities	194,651	253,596
Total liabilities	834,602	794,227
Equity
Share capital	8,519	8,505
Equity shares held by controlled trust	—	(49)
Share premium	221,782	215,523
Share based payment reserve	10,803	10,075
Retained earnings	836,415	650,500
Other components of equity	35,499	23,447
Total equity	1,113,018	908,001
Total liabilities and equity	1,947,620	1,702,228

12.	Audited financial results of Dr. Reddy’s Laboratories Limited (Standalone Information) prepared as per IGAAP

All amounts in Indian Rupees lakhs

	Quarter ended			Year ended
	31.03.2015	31.12.2014	31.03.2014	31.03.2015	31.03.2014
Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
Total income from operations	268,872	215,090	261,512	1,001,094	972,805
Profit from ordinary activities before tax	68,782	7,510	59,714	205,982	245,439
Profit from ordinary activities after tax	57,142	7,159	47,143	167,935	193,284

Note:

The audited standalone financial results for the quarter and year ended 31 March 2015 are available on the Stock Exchange’s website: www.bseindia.com and www.nseindia.com and also on the Company’s website: www.drreddys.com.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	12 May 2015	Co-Chairman & Chief Executive Officer